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October 31, 2018	vedderprice.com

Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com

VIA EDGAR

Mr. Jeff Long

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Trust”)

Registration Nos. 33-17463 and 811-5344

Dear Mr. Long:

On behalf of the Trust, this letter is in response to the comments you relayed to me and Messrs. Andrew Pfau and Walter Randall during the September 18, 2018 telephone conference regarding the Securities and Exchange Commission (“Commission”) staff’s Sarbanes-Oxley review of certain Trust filings, including the review of the Trust’s annual report to shareholders for the period ended December 31, 2017 (“Annual Report”). The Trust’s responses are being provided on or before November 1, 2018, pursuant to an extension granted by the Commission staff to its initial request that responses be provided within thirty days of the September 18, 2018 telephone conference. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Annual Report.

Comments

1.

Comment:     The Portfolio of Investments for certain Funds (e.g., Growth Fund, Large Cap Growth Fund and Small Cap Value Fund) show a large percentage of investment in specific sectors. For Funds that allocated a large percentage of their investments to specific sectors, consider disclosing this in the Fund’s principal investment strategies and risks sections in the prospectus.

Response:     The Funds currently include “Focus Risk” disclosure in the prospectus. Such disclosure states “[t]o the extent that the Fund focuses its investments in particular industries, asset classes or sectors of the economy, any market changes affecting companies in those industries, asset classes or sectors may impact the Fund’s performance.” The disclosures made in the Funds’ prospectus, including the above disclosure, are reviewed annually in connection with the annual update to the Funds’ registration statement.

2.

Comment:     In the Financial Highlights for the Macro Allocation Fund, the ratios of expenses, net of waivers and reimbursements, to average daily net assets are listed above the ratios of expenses, before waivers and reimbursements, to average daily net assets, as illustrated below. Form N-1A requires that the gross expense ratio be disclosed, although supplemental ratios are permitted provided that they are disclosed subsequent to the required disclosure. Disclose required ratios first, followed by any permissible supplemental ratios.

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October 31, 2018

Ratios to average daily net assets (%)**:

    Expenses (excluding interest or short dividend expense),

        net of waivers and reimbursements

    Expenses, net of waivers and reimbursements

    Expenses, before waivers and reimbursement

Response:     The requested change will be made in subsequent reports to shareholders.

3.

Comment:     In the Fund Expense Examples, the Commission staff observed that the examples for the Macro Allocation Fund may be excluding the effect of interest expense. The Commission staff notes that Form N-1A does not specifically list interest expense as a permitted exclusion. Include the effect of any interest expense in the Macro Allocation Fund’s Expense Examples.

Response:    The requested change will be made in subsequent reports to shareholders.

4.

Comment:     The Commission staff observed that the Macro Allocation Fund invests in other investment companies. Pursuant to Rule 6-07(7) of Regulation S-X, state separately distributions of realized gains by other investment companies in the Macro Allocation Fund’s Statements of Operations.

Response:    For the information of the Commission staff, the Macro Allocation Fund did not receive distributions of realized gains from other investment companies during the fiscal year ended December 31, 2017. The Trust will disclose these amounts, if any, in subsequent reports to shareholders as a separate caption as required by Rule 6-07(7)(b) of Regulation S-X.

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If you have any questions regarding these responses, please call me at (312) 609-7515.

Very truly yours,

/s/ Mark A. Quade

Mark A. Quade

MAQ/bjp

cc:	Colette Garavalia (William Blair Funds)

Andrew Pfau (William Blair Funds)

Walter Randall (William Blair Funds)

Robert Toner (William Blair Funds)

Maureen A. Miller (Vedder Price P.C.)